AM 11-30-04

SECURI 04014303 MISSION
Washington, D.C. 20549

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11/24 cm 11/30

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36759

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 24 2004
DIVISION OF MARKET REGULATION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RIM Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

570 Lexington Ave., 9th Floor
(No. and Street)

RECD S.E.C.
NOV 24 2004
526

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jane Molbert (212)702-3580
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
DEC 02 2004
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weisberg, Mole, Krantz & Goldfarb, LLP
(Name – *if individual, state last, first, middle name*)

17 West John (Address) Hicksville (City) NY (State) 11801 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

RECEIVED
MAR 11 2004
SECURITIES AND EXCHANGE COMMISSION
NORTHEAST REGIONAL OFFICE
BROKER-DEALER INSPECTION PROGRAM

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2(a)
Attestation of Availability
of Annual Financial Statement

I, Jane Molbert, affirm the accompanying financial statements and reports of RIM Securities LLC have been or will be made available to all members or allied members of RIM Securities LLC.

Jane Molbert
Vice President - Finance

2(a)
Attestation of Availability
of Annual Financial Statement

RIM SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

WMK&G
Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To The Managing Member of
RIM Securities LLC

We have audited the accompanying statement of financial condition of RIM Securities LLC (the "Company") as of December 31, 2003, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of RIM Securities LLC at December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Weisberg, Molé, Krantz & Goldfarb, LLP

Hicksville, New York
February 6, 2004

17 West John Street, Hicksville, New York 11801 • Phone: 516-933-3800 • Fax: 516-933-1060
One Parker Plaza, Fort Lee, New Jersey 07024 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

RIM SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS

Receivables from clients and brokers or dealers	$	969,514
Securities owned, at market value - note 1		761
Other assets		23,661
Total assets	$	993,936

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses and other payables	$	459,638
Income taxes payable - notes 1 and 5		10,926
Total liabilities	$	470,564
Commitments and contingencies - note 4		
Member's Equity	$	523,372
Total liabilities and member's equity	$	993,936

The accompanying notes are an integral part of the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

RIM Securities LLC (the "Company") is a registered broker dealer. The Company is a wholly owned limited liability company of Rochdale Corporation ("RC"). The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates.

Marketable Securities

Marketable securities (both long and short positions) are valued at market value with resultant gains and losses reflected in net income for the year. At December 31, 2003, the investment portfolio valued at $761 consisted of one security.

Income Taxes

As a single member limited liability company, the Company's assets, liabilities, income and expenses are treated as if RC directly owned these amounts for federal and state income tax purposes and, accordingly, the Company will generally not be subject to corporate income taxes. Rather, taxable items of income and deductible expenses are reflected on the tax return of RC, its only member, which has elected to be treated as an S corporation. The parent company's shareholders are then taxed on their proportionate share of the corporation's income. However, New York City does not recognize S corporation status and, as a result, the Company's taxable income is subject to New York City income taxes at the entity level as part of the RC filing group.

Credit and Off-Balance-Sheet Risk

The Company receives its commission income from customer transactions on settlement date from its clearing brokers and, accordingly, is not exposed to credit risk. Additionally, at December 31, 2003, the Company does not hold any financial instruments with off-balance-sheet risk. At certain times throughout the year the Company may maintain bank account balances in excess of federally insured limits.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $499,597, which was $399,597 in excess of its required net capital of $100,000. The Company's net capital ratio was .94 to 1.

NOTE 3 - CUSTOMER PROTECTION RULE

The Securities and Exchange Commission Customer Protection Rule (rule 15c3-3) sets out regulations concerning self-clearing firms. The Company clears all of its customer transactions through outside brokers on a fully disclosed basis and, therefore, has claimed exemption from these regulations under rule 15c3-3(k) (2). The Company is in compliance with the exemptive provisions of this rule.

As a non-clearing firm, the Company does not hold customer funds or securities. Procedures for controls applied by the Company's clearing agent have been examined by other independent auditors during the fiscal year and were deemed to be adequate for safeguarding customer funds and securities.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

An affiliated company executed a 10-year lease for office space expiring May 31, 2008. The Company occupies a portion of this space and is allocated base rent accordingly. Under the terms of the lease, annual rent calculated on the straight-line basis, including the rent abatement period, approximates $1,200,000. Future annual rent to be allocated to the Company through the expiration of the lease agreement is as follows:

Year Ended December 31, 2004	65,000
Year Ended December 31, 2005	65,000
Year Ended December 31, 2006	66,000
Year Ended December 31, 2007	67,000
Thereafter	28,000
Total	$ 291,000

The Company entered into employment agreements with key personnel. In addition to base salary provisions, the agreements provide for incentive compensation based on certain performance benchmarks.

NOTE 5 - INCOME TAXES

As previously discussed, the Company, as a limited liability company, and its single member/owner (a subchapter S corporation) will generally not be subject to Federal and state corporate income taxes. However, New York City does not recognize S corporation status and, accordingly, the Company continues to be subject to these local taxes.

NOTE 6 - RELATED PARTIES

The Company receives from and provides to affiliated companies certain general and administrative services. These services were transacted in the normal course of business and were recorded as an increase or decrease in the specific expenses in the period provided. At December 31, 2003 payables to affiliates amounted to $329,904.

NOTE 7 - EMPLOYEE RETIREMENT PLAN

All full-time employees of the Company are eligible to participate in a defined contribution retirement plan upon completion of six months of service. The plan provides for discretionary matching contributions from the Company based on a percentage of the employees' contribution. The employer contribution vests to the employees over a six year period.